Exhibit 99.2

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of the consolidated operating and financial performance of Claude Resources Inc. (“Claude” or the “Company”) for the three and six months ended June 30, 2015 with the corresponding period of 2014 is prepared as of August 12, 2015. This discussion is the responsibility of Management and has been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. This discussion should be read in conjunction with the Company’s June 30, 2015 condensed consolidated interim financial statements and notes thereto (unaudited) and the Company’s 2014 audited consolidated financial statements and notes thereto. The Board of Directors has approved the disclosure presented herein. All amounts referred to in this discussion are expressed in thousands of Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and OTCQB marketplace (OTCQB – CLGRF). The Company also engages in the exploration and development of gold Mineral Reserves and Mineral Resources.

The Company’s revenue generating asset is the 100 percent owned 49,300 acre (19,950 hectare) Seabee Gold Operation located in northern Saskatchewan which has two operating mines (the Seabee Mine and Santoy Mine Complex), a central milling facility, camp facilities and various regional exploration targets. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit and a large number of gold occurrences and prospects. At 99,800 acres (40,400 hectares), this gold and silver exploration property is one of the largest land positions in the Flin Flon mineral district.

Second Quarter 2015 Highlights

	Three Months Ended June 30			Six Months Ended June 30
	2015	2014	Change	2015	2014	Change
Financial Data
Revenue	$29,739	$24,718	20%	$55,922	$40,342	39%
Production costs	$11,910	$12,594	(5%)	$22,640	$23,222	(3%)
Cash flow from operations (1) (2)	$15,645	$9,863	59%	$24,913	$11,647	114%
Cash flow from operations per share (1) (2)	$0.08	$0.05	60%	$0.13	$0.06	117%
Net earnings (loss)	$10,245	$3,327	208%	$15,367	$(1,784)	961%
Earnings (loss) per share (basic and diluted)	$0.05	$0.02	150%	$0.08	$(0.01)	900%

Average realized price (CDN$/oz)	$1,448	$1,397	4%	$1,477	$1,413	5%
Average realized price (U.S.$/oz)	$1,178	$1,282	(8%)	$1,196	$1,288	(7%)
Cash cost (CDN$/oz) (1)	$623	$753	(17%)	$647	$841	(23%)
Cash cost (U.S.$/oz) (1)	$507	$691	(27%)	$524	$767	(32%)
All-in sustaining cost (CDN$/oz) (1)	$954	$1,065	(10%)	$1,146	$1,390	(18%)
All-In sustaining cost (U.S.$/oz) (1)	$776	$977	(21%)	$928	$1,267	(27%)

Operating Data
Tonnes Milled	74,781	79,746	(6%)	142,030	144,116	(1%)
Tonnes per Day	822	876	(6%)	785	796	(1%)
Head Grade (grams per tonne)	8.88	7.70	15%	9.49	6.83	39%
Gold Produced (ounces)	20,619	18,742	10%	41,686	30,086	39%
Gold Sold (ounces)	20,534	17,690	16%	37,860	28,555	33%

(1)	See description and reconciliation of non-IFRS measures in the “Non-IFRS Financial Measures and Reconciliations” and “Other Performance Measures and Reconciliations” sections of this MD&A.
(2)	Before net changes in non-cash operating working capital.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 2

•	2015 gold production guidance increased to 68,000 to 72,000 ounces (previously 60,000 to 65,000 ounces) due to the record operating performance of the first half of 2015.
•	Year to date gold production of 41,686 ounces, a 39 percent increase over the first half of 2014 and a new six month record.
•	Production of 74,584 ounces of gold over the last four quarters.
•	Cash and bullion of $20.9 million at June 30, 2015 (December 31, 2014 - $11.2 million).
•	Debt reduction of $1.8 million during the first half of 2015, reducing principal balance on debt outstanding to $20.8 million.
•	Santoy Gap Deposit ramp up on pace to achieve 500 tonnes per day.
•	Newly staked claims at the Seabee Gold Operation are strategically located contiguous to the Santoy region. These have expanded land position by approximately 3,000 hectares to 19,950 hectares. In addition, the Company purchased its only two joint venture agreements on the Seabee Property and now owns and controls 100 percent of the entire gold belt and land package within the Seabee Gold Operation.

Outlook

Operating and Financial Outlook

Based on improved operating performance at the Seabee Gold Operation during the first half of 2015, the Company has increased its 2015 production forecast to 68,000 to 72,000 ounces of gold (previously 60,000 to 65,000 ounces of gold). Due to this increased production forecast, unit cash and all-in sustaining costs are estimated to be six percent lower than original guidance.

	Revised 2015 Forecast	Previous 2015 Forecast	Variance (oz) (3)	Variance (%) (3)
Gold production	68,000 to 72,000	60,000 to 65,000	7,500	12%
Total cash cost per ounce	$730 to $800	$785 to $850	$(53)	(6%)
Total cash cost per ounce (U.S.$) (4)	$580 to $635
All-in sustaining cost per ounce	$1,100 to $1,200	$1,175 to $1,275	$(75)	(6%)
All-in sustaining cost per ounce (U.S.$) (4)	$875 to $950

(3)	At mid-point of guidance.
(4)	Forecast uses a foreign exchange rate assumption of $1.26 CDN$/U.S.$.

At the Seabee Gold Operation, Claude is focused on improving profit margins and executing its mine plan. Profit margins have been increased by developing deposits of higher grades and margins (L62, Santoy Gap), with continued focus on control of all areas of input costs. The Company is also continuing with its review of operating processes and procedures to identify and implement efficiencies designed to increase production and lower operating costs. The Santoy Gap deposit (part of the Santoy Mine Complex) is expected to continue to decrease production risk with the addition of multiple long-hole mining fronts. The Santoy Gap deposit is significant within the Seabee Gold Operation as it contains approximately 2,000 ounces of gold per vertical metre, whereas the Company has historically mined approximately 1,000 ounces of gold per vertical metre at the Seabee Mine. As such, it is expected that the Company will be able to mine more ounces with less capital development and at lower unit costs in this deposit. Santoy Gap’s endowment, in addition to its proximity to permitted mine infrastructure, low development cost and near-term production potential, provides the opportunity to displace low margin ounces, increase production and optimize the Company’s mine plan for improved margins and cash flow. The Company expects to continue to build cash reserves during the remainder of the year with the intention of lowering net debt (1) to zero.

Capital Outlook

During 2015, capital expenditures are forecast to be $20.8 million and will be funded from operating cash flows generated during 2015 and cash and cash equivalents on hand. This five percent reduction from 2014 expenditures is due to reduced underground development costs attributable to the transition to the Alimak mining method at the L62 Deposit and the lower development capital development requirements of the Santoy Gap Deposit.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 3

Capital Expenditures
	2015 Forecast	2015 6 months Actual	2014 6 months Actual	2014 Full Year Actual
Capital Development ($ millions)	$13.8	$7.9	$9.8	$17.0
Property, Plant and Equipment ($ millions)	7.0	5.4	1.9	5.0
	$20.8	$13.3	$11.7	$22.0

Development expenditures are expected to be prioritized at Santoy Gap. During 2015, plans are to move from one mining front to three, driving increased production and stope availability while reducing production risk. Infrastructure upgrades are ongoing to achieve a scheduled ramp up of 600 to 700 tonnes per day in 2016. Capital requirement to fund the ramp up and production growth are minimal and can be funded with internal cash flow. Forecast property, plant and equipment costs, which include expenditures on equipment replacement and tailings management facilities, have increased by approximately $0.9 million from original guidance as a result of an expanded scope of work on the East Lake and Triangle Lake Tailings Facilities.

Exploration, Mineral Reserves and Mineral Resources Outlook

Exploration spending during 2015 is forecast to be approximately $0.7 million (2014 - $0.2 million). Surface drilling of 4,000 metres and underground drilling of approximately 16,000 metres (Seabee: 10,000 metres; Santoy 6,000 metres) will test various priority targets. The underground program was initiated during the second quarter and will continue during the remainder of the year. Underground drilling will target the near-mine environment of the Seabee Mine which is very prospective, under-explored and cost effective to test.

During 2015, approximately 65,000 metres (Seabee Mine – 30,000 metres; Santoy Mine Complex – 35,000 metres) of underground infill and definition drilling will focus on targets that have the potential to materially impact near-term production, positively impact the Company’s Mineral Reserves and Mineral Resources and optimize mine design at the Santoy Gap. One of the key targets will be to follow-up on the result from drill hole JOY-13-692, an exploration intercept from 2013 that graded 18.80 grams per tonne over 13.86 metres (including 30.08 grams per tonne over 7.09 metres). To support this follow-up, a drill chamber is being developed into the hanging wall at Santoy 8; completion is anticipated during the third quarter, at which time further evaluation of this drill hole will be completed.

Corporate Outlook

Claude will continue to:

i)	Seek improvements in all areas of safety, health and the environment in operations;
ii)	Focus on cost containment, improving margins and sustaining a production profile of over 65,000 ounces of gold per year at the Seabee Gold Operation;
iii)	Reduce debt and strengthen the Balance Sheet; and
iv)	Sustain or increase Mineral Reserves and Mineral Resources at the Seabee Gold Operation through targeted exploration and development.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 4

Mining Operation Results

Seabee Gold Operation

Production Statistics
	Three Months Ended June 30			Six Months Ended June 30
	2015	2014	Change	2015	2014	Change

Santoy Mine Complex
Tonnes milled	41,717	27,450	52%	80,614	54,784	47%
Tonnes per day	458	302	52%	445	303	47%
Head grade (grams per tonne)	8.96	5.65	59%	8.65	4.66	86%
Ounces produced	11,603	4,742	145%	21,585	7,801	177%

Seabee Mine
Tonnes milled	33,064	52,296	(37%)	61,416	89,332	(31%)
Tonnes per day	363	575	(37%)	339	494	(31%)
Head grade (grams per tonne)	8.79	8.77	-	10.60	8.17	30%
Ounces produced	9,016	14,000	(36%)	20,101	22,285	(10%)

Total tonnes milled	74,781	79,746	(6%)	142,030	144,116	(1%)
Average head grade (grams per tonne)	8.88	7.70	15%	9.49	6.83	39%
Recovery (%)	96.5	95.0	2%	96.2	95.0	1%
Total gold produced (ounces)	20,619	18,742	10%	41,686	30,086	39%
Total gold sold (ounces)	20,534	17,690	16%	37,860	28,555	33%

Second quarter gold production of 20,619 ounces was 10 percent higher period over period; this was attributable to higher ore grades averaging 8.88 grams of gold per tonne and improved recovery rates of 96.5 percent, offset by lower mill throughput. Year to date, total gold production of 41,686 ounces was a new six month production record. Strong production results for the first half were driven by a 39 percent increase in grade which was attributable to positive reconciliation on grade compared to mine plan and ounces from both the L62 and Santoy Gap deposits. The Santoy Gap deposit has continued to advance ahead of schedule by averaging 458 tonnes per day for the quarter. During the remainder of 2015, mill throughput is expected to average approximately 800 tonnes per day while grades are expected to be more in-line with mineral reserve grades.

Santoy Mine Complex

During the second quarter of 2015, the Santoy Mine Complex produced 11,603 ounces of gold (Q2 2014 – 4,742 ounces) from the Santoy Gap deposit; year to date, 21,585 ounces were produced (YTD 2014 – 7,801 ounces). Period over period, the increase in ounces produced is attributable to a 59 percent increase in grade and a 52 percent increase in tonnage throughput. Year to date, this increase is attributable to an 86 percent increase in grade, a 47 percent increase in tonnes milled and a mine schedule which focused on the Santoy Gap deposit. Production has reconciled above the Mineral Reserve and Mineral Resource on ounces and below it on tonnage.

During the remainder of 2015, the Company will continue to move from one mining front to three, driving increased production and stope availability while reducing production risk. For 2015, ramp-up at the Santoy Gap deposit is on pace to reach 500 tonnes per day and is forecast to provide approximately 60 percent of the Seabee Gold Operation’s production tonnage.

Updates on components of the Santoy Gap mine plan (with a focus on mine design, ventilation and future power requirements) have continued during 2015. Infrastructure upgrades are ongoing to further increase the production rate to 600 to 700 tonnes per day in 2016. Capital expenditures required to achieve the future production ramp-up are expected to be funded through internal cash flows.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 5

Seabee Mine

During the second quarter of 2015, the Seabee Mine produced 9,016 ounces of gold (Q2 2014 – 14,000 ounces of gold). With grade relatively unchanged period over period, the decrease in ounces produced from the Seabee Mine was attributable to a 37 percent decrease in tonnes milled, attributable to differences in mine sequencing.

Year to date, production of 20,101 ounces of gold (YTD 2014 – 22,285 ounces of gold) at the Seabee Mine was attributable to a 30 percent increase in grade offset by 31 percent decrease in tonnes. The key driver of the improved grade has been the increased contribution from the L62 where there has been a positive reconciliation on grade and ounces. For the remainder of 2015, the average head grade is expected to reconcile with the mineral reserve grade of 6.46 grams of gold per tonne.

Capital Projects

Tailings Facility

During 2015, the Company will continue with upgrades to its tailings facilities to ensure adequate storage capacity and treatment of mill effluent. When completed in 2016, this facility will be permitted up to 463 metre elevation and will have the capacity to store mill tailings from the Seabee Mill until approximately 2021. The Company is in the process of planning tailings capacity expansion beyond 2021.

Financial Results of Operations

Net Earnings (Loss)

For the three months ended June 30, 2015, net earnings of $10.2 million ($0.05 per share) were a $6.9 million improvement from net earnings of $3.3 million ($0.02 per share) for the same period in 2014. Year to date, net earnings of $15.4 million ($0.08 per share) were a $17.2 million improvement over the net loss of $1.8 million ($0.01 per share) reported in the first half of 2014. Period over period and year to date, earnings have improved due to higher Canadian dollar realized gold prices and increased ounces produced and sold.

Revenue

Gold revenue for the three months ended June 30, 2015 increased 20 percent to $29.7 million from the $24.7 million reported for the comparable period in 2014. The increase was attributable to a 16 percent increase in gold sales volume (Q2 2015 – 20,534 ounces; Q2 2014 – 17,690 ounces) and a four percent increase in Canadian dollar gold prices realized per ounce (Q2 2015 – $1,448 (U.S. $1,178); Q2 2014 – $1,397 (U.S. $1,282)).

Year to date, gold revenue increased 39 percent to $55.9 million from the $40.3 million reported in the first half of 2014. This increase was attributable to a sales volume increase of 33 percent (YTD 2015 – 37,860 ounces; YTD 2014 – 28,555 ounces) and a five percent increase in Canadian dollar gold prices realized per ounce (YTD 2015 - $1,477 (U.S. $1,196); YTD 2014 - $1,413 (U.S. $1,288)) aided by a weakening Canadian dollar (YTD 2015 - CDN$/U.S.$ Exchange 1.2349; YTD 2014 - CDN$/U.S.$ Exchange 1.0969).

Production Costs

For the three months ended June 30, 2015, mine production costs of $11.9 million (Q2 2014 - $12.6 million) decreased six percent period over period. For the second quarter of 2015, total cash cost per ounce of gold sold of $623 (U.S. $507), inclusive of the Net Smelter Return (“NSR”) Royalty costs, decreased 17 percent from the comparable period in 2014 (Q2 2014 - $753 (U.S. $691)) due primarily to increased sales volumes.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 6

Year to date, mine production costs were $22.6 million (YTD 2014 - $23.2 million), a three percent improvement. Total cash cost per ounce of $647 (U.S. $524) for the first half of 2015 was 23 percent lower than the cash cost per ounce of $841 (U.S. $767) reported during the first half of 2014. With consistent tonnes milled, these results are attributable to a 33 percent increase in the number of ounces of gold sold, a reflection of the higher grade ore throughput from the Santoy Gap and L62 deposits and better than budgeted dilution rates from effective ground support on the L62 deposit.

All-in sustaining costs during the second quarter of 2015 were $19.6 million, or $954 (U.S. $776) per ounce of gold sold (Q2 2014 - $18.8 million, or $1,065 (U.S. $977) per ounce). During the first half of 2015, all-in sustaining costs were $43.4 million, or $1,146 (U.S. $928) per ounce of gold sold (YTD 2014 - $39.7 million, or $1,390 (U.S. $1,267) per ounce of gold sold). All-in sustaining costs have benefitted from similar drivers to cash costs noted above along with lower development costs associated with the Alimak mining method.

Production Royalty

Production at the Seabee Gold Operation is subject to a three percent NSR Royalty. For the three months ended June 30, 2015, royalties incurred were $0.9 million (Q2 2014 - $0.7 million). Year to date, the NSR Royalty was $1.9 million (YTD 2014 - $0.8 million). This increase is attributable to 33 percent more ounces sold and to the NSR Royalty being in effect since March of 2014.

Depreciation and Depletion

For the three months ended June 30, 2015, depreciation and depletion of $4.7 million was down 29 percent period over period (Q2 2014 - $6.6 million). Year to date, depreciation and depletion was $8.6 million, a 30 percent decrease from the $12.2 million reported for the first six months of 2014. For the quarter and year to date, these results are attributable to a decrease in broken tonnes as well as an increase in the Seabee Gold Operation’s asset base. These factors were offset by an increase in the Seabee Gold Operation’s reserves, both of which were impacted by bringing Santoy Gap’s asset base and reserves into the calculation of depletion during the third quarter of 2014.

General and Administrative Expense

General and administrative expense for the three months ended June 30, 2015 was $1.9 million, up 19 percent from the comparable period in 2014. Year to date, General and administrative expenses of $4.8 million were 23 percent higher than those reported for the first half of 2014. For the quarter and year to date, these variances are attributable to increased compensation costs associated with deferred and restricted share units, which are revalued quarterly based on a 20 day VWAP of the Company’s share price, and increased stock-based compensation costs.

General and Administrative Expense
	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014

Direct administration	$1,074	$1,619	$2,266	$2,878
Stock-based compensation	365	70	779	285
Deferred share unit plan	383	(139)	1,465	704
Restricted share unit plan	111	33	324	76
Total General and Administrative	$1,933	$1,583	$4,834	$3,943

Finance Expense

Finance expense includes interest expense, accretion expense and derivative losses, if any. For the three months ended June 30, 2015, Finance expense was $1.3 million (Q2 2014 - $1.1 million); year to date, finance expense was $4.2 million (YTD 2014 – $3.2 million). Period over period and year to date, this increase is attributable to higher derivative losses which were somewhat offset by lower interest expense.  Also in 2014, the Company incurred $0.8 million of expense related to the value of the shares issued as payment for a waiver granted by Crown Capital Partners Inc. (“CCP”) in connection with a credit agreement.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 7

Finance and Other Income

Finance and other income consists of interest income, production royalties pursuant to the Red Mile Royalty transactions, derivative gains and other miscellaneous income, if any. For the three months ended June 30, 2015, finance and other income was $1.7 million (Q2 2015 - $1.2 million); year to date, finance and other income was $2.0 million (YTD 2014 - $1.7 million). With miscellaneous revenue relatively unchanged year over year, these results are attributable to increased derivative gains.

Loss (Gain) on Investments

The Company has an equity portfolio of publicly listed companies that are classified as available-for-sale on the Statements of Financial Position. For the three months ended June 30, 2015 and year to date, the loss of $0.4 million was attributable to the write-down of certain of the Company’s available-for sale securities which had a fair value below costs and had shown objective evidence of impairment. During the first half of 2014, the $0.3 million gain was attributable to the disposition of certain securities during the first quarter of 2014.

Liquidity and Capital Resources

At June 30, 2015, cash and cash equivalents of $16.8 million (December 31, 2014 - $11.2 million) and bullion (valued at market) of $4.1 million exceeded the principal balance owing of $20.8 million on the Company’s Term loan. At June 30, 2015, working capital was $33.9 million (December 31, 2014 - $23.9 million) with net debt (1) of $4.0 million (December 31, 2014 - $11.4 million). Management believes that operating cash flows (at current gold prices and forecast production) will be sufficient to further development opportunities at the Seabee Gold Operation, service all debt and fund next year’s Winter Ice Road resupply requirements.

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014

Cash flow provided by (used in):
Operating activities	$7,313	$(1,274)	$20,816	$(2,133)
Investment activities	(5,151)	(1,912)	(14,298)	11,621
Financing activities	(737)	(1,221)	(902)	(6,415)
Increase (decrease) in cash	1,425	(4,407)	5,616	3,073
Decrease in cash related to assets held for sale	-	-	-	(88)
Cash (bank indebtedness), beginning of period	$15,363	$(1,231)	$11,172	$(8,623)
Cash (bank indebtedness), end of period	$16,788	$(5,638)	$16,788	$(5,638)

Operating Activities

Operating cash flow is the Company’s primary source of liquidity. During the first six months of 2015, the Company’s cash flow from operations before net changes in non-cash operating working capital was $24.9 million, or $0.13 per share (YTD Q2 2014 - $11.6 million, or $0.06 per share). Cash provided by operating activities was $20.8 million, a $22.9 million increase compared to the first six months of 2014; this was due to improved net earnings, a result of increased gold sales which were higher due to improved grade. Whether favorable or unfavorable, future changes in the Canadian dollar price of gold will continue to have a material impact on the cash flow and liquidity of the Company. If necessary, the Company may enhance its liquidity and supplement operating cash flow through a combination of equity issuances, securing debt financing and sale of non-core assets. The principal use of operating cash flow is to fund the Company’s: operating and capital expenditures at the Seabee Gold Operation; general and administrative costs; and debt service payments.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 8

Investing Activities

Cash used in investing activities was $14.3 million for the six months ended June 30, 2015. Expenditures were comprised of: underground development of $7.9 million; property, plant and equipment additions of $5.4 million; exploration of $0.7 million; and reclamation deposits of $0.3 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion. This compares to cash provided by investing activities of $11.6 million for the six months ended June 30, 2014 which included the proceeds from the sale of an NSR Royalty, the sale of the Madsen Property and the sale of certain investments (collectively providing $21.5 million); these were offset by Mineral property expenditures of $11.7 million during the first six months of 2014.

Financing Activities

The Company’s financing activities during the first half of 2015 included proceeds of $0.9 million received from the issuance of common shares pursuant to the Company’s Employee Share Purchase Program (“ESPP”) and Stock Option Plan. This was offset by $1.8 million of Term loan principal repayments, resulting in a net financing cash outflow of $0.9 million. This compares to a net financing cash outflow of $6.4 million during the first half of 2014, which consisted of $0.7 million in funding received from the Company’s ESPP offset by $7.1 million of debt and capital lease repayments.

Liquidity

The Company has sufficient cash on hand to meet its current financial obligations as they come due. Liquidity is primarily influenced by the operational performance of its Seabee Gold Operation, the level of spending on exploration, development and capital programs, the ability to obtain external sources of financing, and movements in the price of gold.

The Company monitors its liquidity on a continuous basis to ensure there is sufficient capital to meet business requirements and to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may, where necessary, control the amount of working capital, pursue financing, manage the timing of it capital and exploration expenditures, or sell assets. The Company is not subject to externally imposed capital requirements.

The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued investment in maintenance and growth capital relating to the mining fleet and mine infrastructure.

The Company’s capital structure is comprised of a combination of debt and shareholders’ equity.

Schedule of Capital Structure of the Company
	June 30	December 31	June 30
	2015	2014	2014

Term loan (Interest 10%; Maturity: April 2018) *	$19,959	$21,581	$23,208
Demand loans	-	-	1,715
Total debt	19,959	21,581	24,923
Shareholders’ equity	146,312	129,425	123,869

Debt to equity	14%	17%	20%

* For accounting purposes, closing costs associated with the Company’s Term loan were netted against the principal balance owing, thereby reducing the carrying value of the Company’s debt on the Statements of Financial Position. The amount presented in the above table is the amortized cost of the balance owing. At June 30, 2015, the principal balance owing on the Company’s Term loan was $20.8 million (December 31, 2014 - $22.6 million). A reconciliation between the principal balance owing and the amortized cost (carrying amount) presented on the Company’s Statements of Financial Position is included in the “Other Financial Measures and Reconciliations” section of this MD&A.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 9

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies. A more detailed discussion on the financial instrument risk exposure is reported in the Management’s Discussion and Analysis for the year ended December 31, 2014.

The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

The Company’s revenues from the production and sale of gold are priced in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency risks. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates. Such transactions can expose the Company to credit, liquidity and interest rate risk. The Company does not acquire, hold or issue derivatives for speculative purposes. At June 30, 2015, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2015 production totaling 6,000 ounces of gold; at June 30, 2014, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2014 production totaling 14,000 ounces of gold. The market value loss inherent in these contracts at June 30, 2015 was $0.1 million (Q2 2014 - market value gain of $0.4 million).

The Company is exposed to counterparty risk which is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Accounts receivable comprise institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with high-rated banking institutions. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to year to date 2015 actuals, are as follows:

•	For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.9 million, or $0.00 per share. For a $0.01 movement in the U.S.$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of CDN $1.3 million, or $0.01 per share.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 10

•	For a 0.25 gram per tonne movement in grade, earnings and cash flow will have a corresponding movement of CDN $3.0 million, or $0.02 per share.

Contractual Obligations

At June 30, 2015, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2014.

Statements of Financial Position

Highlights

Select Statements of Financial Position Data
	June 30	December 31
	2015	2014	Change

Total assets	$182,775	$167,512	9%
Non-current liabilities	$23,507	$25,433	(8%)

Assets

Claude’s asset base primarily consists of non-current assets comprising mineral properties, reflecting the capital intensive nature of the exploration and mining business and the impact of the significant capital expenditures relating to its operations and exploration projects. The $15.3 million net increase resulted largely from increases of: $5.6 million in cash and cash equivalents, a result of higher gold sales (attributable to improved production and grade at the Seabee Gold Operation); $8.6 million in inventories, largely attributable to the Company’s annual winter road resupply at the Seabee Gold Operation and increased gold bullion and in-circuit inventory on hand; and $4.7 million in mineral properties attributable to development and sustaining capital expenditures. These increases were mainly offset by a $3.1 million decrease in account receivable attributable to the timing of gold sales and receipt of funds.

Liabilities

Total Current and Non-current liabilities were $36.5 million at June 30, 2015, a decrease of $1.6 million from December 31, 2014. This result was largely attributable to principal repayments on the Company’s Term loan.

Shareholders’ Equity

Shareholders’ equity increased by $16.9 million to $146.3 million at June 30, 2015, from $129.4 million at December 31, 2014. This variance is mainly attributable to an increase in Share capital of $1.3 million due to the issuance of common shares pursuant to the Company’s ESPP and Stock Option programs and a $15.4 million decrease to Accumulated deficit, a result of the net earnings for the first six months of 2015.

Comprehensive income consists of net earnings (loss), together with certain other economic gains and losses that are collectively referred to as “other comprehensive income (loss)” or “OCI” and are excluded from the Income Statement.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 11

Selected Quarterly Production and Financial Data

Selected Quarterly Production and Financial Data
	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30
	2015	2015	2014	2014	2014	2014	2013	2013

Tonnes milled	74,781	67,249	60,551	74,930	79,746	64,370	74,458	64,642
Grade processed (grams of gold per tonne)	8.88	10.17	6.57	8.88	7.70	5.76	5.61	5.30
Gold ounces
Produced	20,619	21,067	12,284	20,614	18,742	11,344	12,789	10,541
Sold	20,534	17,326	16,639	17,578	17,690	10,865	13,209	10,781
Revenue ($ millions)	29.7	26.2	22.7	24.3	24.7	15.6	17.5	15.0
Production costs ($ millions)	11.9	10.7	15.0	12.0	12.6	10.6	12.5	9.9
Capital expenditures ($ millions)	4.9	9.2	6.2	4.4	3.8	7.8	6.7	5.8
Cash flow from operations before net changes in non-cash operating working capital ($ millions) (c)	15.6	9.3	4.5	10.4	9.9	1.8	4.5	4.3
Cash flow from operations before net changes in non-cash operating working capital (c) per share	0.08	0.05	0.02	0.06	0.05	0.01	0.03	0.02
Net earnings (loss) ($ millions) (a)	10.2	5.1	(0.5)	6.9	3.3	(5.1)	(27.1)	(33.9)
Net earnings (loss) per share (a) (d)	0.05	0.03	(0.00)	0.04	0.02	(0.03)	(0.15)	(0.19)
Average realized gold price (CDN$ per ounce)	1,448	1,511	1,365	1,384	1,397	1,438	1,323	1,389
Average realized gold price (U.S.$ per ounce)	1,178	1,218	1,201	1,270	1,282	1,303	1,260	1,338
Cash cost per ounce (b) (CDN$ per ounce)	623	675	934	735	753	983	944	919
Cash cost per ounce (b) (U.S.$ per ounce)	507	544	822	675	691	891	899	885
All-in sustaining (b) (CDN$ per ounce)	954	1,374	1,434	1,063	1,065	1,919	1,609	1,574
All-in sustaining (b) (U.S.$ per ounce)	776	1,107	1,262	976	977	1,738	1,533	1,516

Weighted average shares outstanding (basic)	194,642	192,928	188,156	188,156	188,156	182,029	175,811	175,811

CDN$/U.S.$ Exchange	1.2291	1.2408	1.1361	1.0892	1.0902	1.1038	1.0498	1.0383

(a) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter. Q4 2013 reflects the impact of a $3.5 million impairment charge on the Seabee Gold Operation, a $4.3 million impairment charge on the Madsen Property and a deferred income tax expense of $15.4 million. Q3 2013 reflects the impact of a $7.9 million impairment charge on the Seabee Gold Operation, a $37.3 million impairment charge on the Madsen Property and a deferred income tax recovery of $12.5 million. Excluding the impairment charges and deferred income tax expense (recovery), net loss in Q4 2013 totaled $4.2 million and net loss in Q3 2013 totaled $1.2 million

(b) Denotes a non-IFRS measure. For an explanation and reconciliation of non-IFRS measures, refer to the “Non-IFRS Financial Measures” section of this MD&A.

(c) For an explanation of this performance measure, refer to the “Other Performance Measures” section of this MD&A.

(d) Net earnings (loss) per share for each quarter has been calculated based on the weighted average number of shares outstanding for the quarter. As such, quarterly amounts may not add to the annual total.

Trends

•	Improving gold production (74,584 ounces of gold produced over the last four quarters and 128,000 ounces of gold production over the last eight quarters) and steady production costs attributable to replacing lower grade Santoy 8 ore with higher grade Santoy Gap ore, mine sequencing and positive reconciliation on grade at both the Seabee and Santoy mines.
•	Improving sales and profit, a result of improving grade and decreased capital investment.
•	Improving cash cost per ounce and all-in sustaining cost per ounce attributable to an increase in the number ounces of gold sold (a reflection of the higher grade mined from the Santoy Gap and L62 deposits).
•	Canadian average gold price realized ranging from $1,323 to $1,511 per ounce over the last eight quarters.
•	The weakening of the Canadian dollar versus the United States dollar.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 12

Accounting Estimates

Certain of the Company’s accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2014, available at www.sedar.com.

Future Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 (tentative). The Company is currently evaluating the impact of IFRS 9 on its financial statements, if any.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was issued by the IASB in May 2014 and clarifies the principles for recognizing revenue from contracts with customers. In July 2015, IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its financial statements, if any.

Exploration

During 2015, exploration at the Seabee Gold Operation is focused on targets proximal to infrastructure with the potential to materially impact near-term production, drive resource growth, improve costs and positively impact the Company’s Mineral Reserves and Mineral Resources.

All exploration activities are carried out under the direction of Qualified Person, Brian Skanderbeg, P. Geo., President and Chief Executive Officer.

Seabee Gold Operation

The Seabee Gold Operation is located northeast of La Ronge, Saskatchewan and consists of two producing mines, the Seabee Mine (which includes the L62 deposit) and the Santoy Mine Complex (which includes the Santo y 8 and Santoy Gap deposits). In addition, the Seabee Gold Operation is host to various regional exploration targets and is relatively underexplored.

During the second quarter of 2015, the Company increased its land position to 49,300 acres (19,950 hectares) from 42,500 acres (17,200 hectares) to expand continuity of the north east portion of its land position. In addition, for consideration of 208,193 common shares of Claude, the Company purchased its only two joint venture agreements on the Seabee Property. By acquiring these two joint ventures, the Company now owns and controls 100 percent of the entire gold belt and land package within the Seabee Gold Operation. The Company plans to complete compilation and reconnaissance work on the newly acquired claims to the east and north of Santoy as well as compile and review the historic work completed on the two joint ventures recently acquired.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 13

Figure 1: Seabee Property regional map showing significant gold deposits and occurrences.

Santoy Mine Complex

The Santoy Region includes the Santoy 8 and Santoy Gap deposits, which are part of the Santoy Mine Complex. During 2015, underground exploration at the Santoy Mine Complex will commence once the extension of a hanging wall drill chamber is complete. Work on the chamber was ongoing during the second quarter with completion anticipated during third quarter. Drilling of approximately 6,000 metres is anticipated to ramp-up late in the third quarter or early in the fourth quarter.

Historic drilling at Santoy Gap has extended the mineralized system down-plunge to 650 metres depth and at Santoy 8 has extended the system 400 metres below the base of the existing inferred resource.  These step-out drill intercepts significantly expand the footprint of the Santoy Mine Complex and are of a materially higher grade than the current reserve and resource base. Results from the underground drill program during 2014 have shown high grade and excellent widths that are hosted within three distinct vein systems (Santoy Gap 9A, 9B and 9C). Select highlight holes that have intercepted multiple vein systems are presented in the table below.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 14

Highlights of Drill Holes Intercepting Multiple Vein Systems Within the Santoy Gap Deposit
Hole ID	VEIN SYSTEM
	9A		9B		9C
	Grade g/t Au (cut)	True width (m)	Grade g/t Au (cut)	True width (m)	Grade g/t Au (cut)	True width (m)

SUG-14-027	33.56	4.57	7.71	2.52	4.28	10.21
SUG-14-028	15.35	7.51	4.84	3.42	6.71	7.13
SUG-14-029	50.00	1.88	10.91	10.47	15.17	4.80
SUG-14-034	13.29	2.58	22.54	9.62	4.93	1.72
SUG-14-038	9.87	8.22	20.20	0.87	28.36	2.02
SUG-14-044	8.03	3.39	-	-	11.33	7.63
SUG-14-048	6.06	6.34	6.23	4.69	26.77	8.70

Note: Composites were calculated using a 3.5 g/t Au cut-off grade and a 50.0 g/t top-cut and may include internal dilution.

These results are significant because all three structures hosted within the Santoy Gap continue to demonstrate economic grades and widths. Furthermore, the Santoy Gap deposit contains more gold ounces per vertical metre than other ore bodies within the Seabee Gold Operation; as such, the Company has the opportunity to improve productivity and margins.

Results during 2013 were highlighted by drill hole JOY-13-690 that returned 330.35 grams of gold per tonne over 1.55 metres, inclusive of a bonanza grade interval of 602.00 grams of gold per tonne over 0.84 metres. This is the highest grade interval drilled to date at the Santoy Gap deposit. Drill hole JOY-13-692 returned 18.80 grams of gold per tonne over 13.86 metres and is significant because it confirms continuity at depth between the Santoy Gap and Santoy 8 deposits. Follow-up of this drill hole is one of the key targets for the 2015 drill program.

Highlights from 2013 Santoy Mine Complex Drilling
Hole ID	Easting	Northing	From (m)	To (m)	Grade Au (g/t)	Width (m)	Zone
JOY-13-690	599175	6171150	684.27	685.82	330.35	1.55	GAP
		Incl	684.98	685.82	602.00	0.84	GAP
JOY-13-692	599721	6170539	632.85	646.71	18.80	13.86	Santoy 8

Note: Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

Figure 2: Santoy Region Composite Longitudinal Section.

Seabee Region

During 2015, a 4,000 metre surface exploration program focused on evaluating the most prospective near-Seabee targets that could not be tested from underground. Results are being compiled with a view to re-rank near-surface targets for 2016.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 15

A 10,000 metre underground drill program coordinated by the Exploration department will focus on high-priority near-mine targets, which have the potential to result in new discoveries proximal to Seabee’s mine infrastructure and thereby expanding the current resource and reserve base. This program ramped-up early in the second quarter and will continue during the remainder of the year. The first targets to be tested include the 3 vein and the up-dip L62 areas, followed by the 15 and 18 veins in the eastern sections of the mine. Drilling is on-ongoing on these initial targets with initial results expected to be available in the second half of the year.

Figure 3: Seabee Mine Composite Longitudinal Section

Amisk Gold Project

No exploration expenditures are planned for the Amisk Gold Project during 2015.

The Amisk Gold Project is located in the Flin Flon-Snow Lake Greenstone Belt and is host to the Amisk Gold deposit as well as a large number of gold occurrences and prospects. Regional potential remains high and exploration maturity low. Historical field work and extensive compilation resulted in the emergence of an extensive list of exploration targets that have been prioritized for future assessment. The Company has also completed target development, ranking and ground-base reconnaissance in areas which host potential for Amisk-style gold-silver (“Au-Ag”) mineralization as well as conventional base-metal deposits typical of the Flin Flon belt.

Drilling from the Company’s historical drill programs successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast. Gold and silver mineralization at the Amisk Gold Project is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres. The system remains open to the southwest, southeast, northwest and at depth.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 16

Figure 4: Amisk Gold Project Land Package

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia, TSL Laboratories in Saskatoon, Saskatchewan and or the Seabee mine site lab. ALS Chemex and TSL Laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

Mineral Reserves and Mineral Resources

Seabee Gold Operation

At November 30, 2014, Proven and Probable Mineral Reserves at the Seabee Gold Operation were 1,323,100 tonnes, grading at 7.03 grams of gold per tonne or 299,000 ounces of gold. The increase in reserve grade was driven by a 35 percent increase in grade year over year at the Santoy Gap (7.64 grams of gold per tonne from 5.68 grams of gold per tonne). The increase in grade and reduction in reserve ounces at Santoy Gap was largely the result of a revision to the mining method from the pre-feasibility study. Based on information from the Company’s 2014 infill drilling program that demonstrated better vein continuity and improved pillar configuration, Transverse mining was replaced with Long-hole mining. Furthermore, based on its high-grade nature and size, the Santoy Gap deposit demonstrates the potential that exists to grow production at the Seabee Gold Operation.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 17

Measured and Indicated Mineral Resources were 651,000 tonnes, grading at 5.98 grams of gold per tonne or 125,200 ounces of gold. Inferred Mineral Resources were 3,311,400 tonnes, grading at 7.96 grams of gold per tonne or 847,300 ounces of gold. The increase of inferred ounces year over year came from significantly expanding the Santoy 8 ore body at depth. This extension is significant in size and grade and provides for a great opportunity to expand the life of mine at the Santoy Mine Complex.

Seabee Gold Operation Mineral Reserves and Mineral Resources
Proven and Probable Mineral Reserves
Projects	November 30, 2014			November 15, 2013
	Tonnes	Grade (Au g/t)	Ozs Au	Tonnes	Grade (Au g/t)	Ozs Au
Seabee	410,300	6.46	85,200	490,000	6.67	105,000
Santoy 8	113,200	4.80	17,500	362,100	4.45	51,800
Santoy Gap	799,600	7.64	196,300	1,456,700	5.68	266,100
Totals	1,323,100	7.03	299,000	2,308,800	5.70	422,900
Measured and Indicated Mineral Resources
Projects	Tonnes	Grade (Au g/t)	Ozs Au	Tonnes	Grade (Au g/t)	Ozs Au
Seabee	105,900	6.78	23,100	151,000	6.42	31,200
Santoy 8	101,700	5.69	18,600	68,000	4.55	9,900
Santoy Gap	182,600	5.69	33,400	309,400	8.44	83,900
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	100,700	3.57	11,600	100,700	3.57	11,600
Totals	651,000	5.98	125,200	789,100	6.91	175,200
Inferred Mineral Resources
Projects	Tonnes	Grade (Au g/t)	Ozs Au	Tonnes	Grade (Au g/t)	Ozs Au
Seabee	403,300	8.09	104,900	421,600	9.78	132,600
Santoy 8	1,344,300	8.56	369,900	640,100	6.09	125,300
Santoy Gap	1,319,100	7.50	318,100	1,210,000	6.96	270,800
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	174,800	5.48	30,800	174,800	5.48	30,800
Totals	3,311,400	7.96	847,300	2,516,500	7.21	582,900

Footnotes to the Mineral Resource Statement:

1.	At November 30, 2014, Mineral Reserves and Mineral Resources were estimated by Claude personnel. The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., President and Chief Executive Officer. Mineral Reserves were conducted under the direction of Qualified Person Gordon Reed, P.Eng., Seabee Gold Operation General Manager. Mr. Skanderbeg and Mr. Reed have sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as Qualified Persons as defined by NI 43-101.
2.	At November 15, 2013, Mineral Resources were estimated by Claude personnel. SRK Consulting (Canada) Inc. prepared the Company’s Mineral Reserves as at November 15, 2013. The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg. Mineral Reserves were conducted under the direction of Qualified Person Stephen Taylor, P.Eng (SRK Consulting (Canada) Inc.).
3.	The Mineral Resources and reserves reported herein have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101.
4.	Mineral Reserves and Mineral Resources for the Seabee deposit are reported at a cut-off of 4.5 grams of gold per tonne. Santoy 8 and Santoy Gap Mineral Reserves and Mineral Resources are reported at a cut-off of 3.6 grams of gold per tonne. Porky Main and Porky West Mineral Resources are reported at a cut-off grade of 3.0 grams of gold per tonne. Assumptions include a price of CDN $1,375 per ounce of gold using metallurgical and process recovery of 95.2 percent and overall ore mining and processing costs derived from 2014 and 2013 realized costs.
5.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.
7.	Proven and Probable Mineral Reserves are exclusive of Measured and Indicated Mineral Resources.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 18

Amisk Gold Project

At the Amisk Gold Project, Claude’s independent NI 43-101 compliant resource calculation outlines an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent (“Au Eq”) per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Amisk Gold Project Consolidated Mineral Resource Statement*
Resource Class	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of Au Eq per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of 87 percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of 50 degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Brian Skanderbeg, P.Geo., is the Qualified Person for Claude Resources for the Amisk Gold Project.

The mineral resources for the Amisk Gold Project are sensitive to the selection of cut-off grade. The table below presents the quantity and grade estimates at a range of cut-off grades inside the conceptual pit shell considered for reporting the Mineral Resource Statement. A cut-off value of 0.4 grams of gold equivalent per tonne was selected based on optimization results and benchmarking against similar deposits.

Global Block Model Quantity and Grade Estimates, Amisk Lake Gold Project at Various Cut-off Grades
Grade	Indicated			Inferred
Au Eq (gpt)	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq
0.40	30,150,090	0.95	920,881	28,653,135	0.70	644,854
0.60	18,322,858	1.25	736,367	13,665,490	0.94	412,994
0.80	11,418,785	1.58	580,054	6,659,786	1.20	256,941
1.00	7,606,617	1.93	471,998	3,589,543	1.48	170,802
Note: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

Common Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series. At June 30, 2015, there were 194,808,300 common shares outstanding (December 31, 2014 – 188,155,978 common shares).

During the first half of 2015, the Company issued 6,105,093 common shares pursuant to the Company’s ESPP (2014 - 7,799,148 common shares), 412,565 common shares pursuant to the Company’s Stock Option Plan (2014 – nil) and 134,664 common shares pursuant to the repurchase of a joint venture on the Seabee Property. Subsequent to June 30, 2015, an additional 73,529 shares were issued as consideration for the repurchase of a second joint venture on the Seabee Property. At August 12, 2015, there were 194,881,829 common shares of the Company issued and outstanding.

Stock Options, Deferred Share Units and Restricted Share Units

For further discussion of the Company’s share-based payments, please refer to the Company’s June 30, 2015 condensed consolidated interim financial statements and notes thereto (unaudited) and the Company’s December 31, 2014 audited consolidated financial statements and notes thereto, available at www.sedar.com.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 19

Stock Options

At June 30, 2015, there were 9.3 million stock options outstanding with exercise prices ranging from $0.17 to $2.38 per share and expiration dates ranging from August 30, 2015 to May 6, 2022. This compares to 8.5 million director, officer and key employee stock options outstanding at December 31, 2014 ranging from $0.17 to $2.38 per share.

Deferred Share Units

During the first half of 2015, the Company granted 646,777 DSUs to participating Directors and settled 2,247,996 DSUs. At June 30, 2015, total DSUs held by participating Directors was 1,701,766 (December 31, 2014 – 3,302,985). For DSUs, the Company records compensation expense with an offsetting credit to accounts payable to reflect the estimated fair value of DSUs granted to participants.

Restricted Share Units

During the first half of 2015, 466,520 RSUs were granted to eligible participants and 259,421 RSUs were settled in accordance with plan details. At June 30, 2015, total RSUs held by participants was 985,360 (December 31, 2014 – 778,261). For RSUs, the Company records compensation expense with an offsetting credit to accounts payable to reflect the estimated fair value of RSUs granted to participants.

Business Risks

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form, available at www.sedar.com, and remain substantially unchanged.

Non-IFRS Financial Measures and Reconciliations

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position. These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure because it has been used in the past and Management and certain stakeholders use it to analyze the Company’s historical and future performance, and its ability to generate cash flow in future periods. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow World Gold Council.

All-In Sustaining Cost Per Ounce

All-in sustaining costs (“AISC”) and AISC cost per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council, which became effective January 1, 2014. The Company defines AISC as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, exploration expenses and reclamation cost accretion related to current operations. AISC exclude expansion capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and income taxes. The costs included in the calculation of AISC are divided by gold ounces sold; U.S.$ AISC per ounce sold are translated to Canadian dollars using the average Bank of Canada CDN$/U.S.$ exchange rate.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 20

AISC and AISC cost per ounce are reconciled to the amounts included in the Consolidated Statements Income as follows:

	Three Months Ended June 30			Six Months Ended June 30
	2015	2014	Change	2015	2014	Change

Production cost	$11,910	$12,594	(5%)	$22,640	$23,222	(3%)
Production royalty	888	734	21%	1,852	792	134%
Cash costs of gold sold	$12,798	$13,328	(4%)	$24,492	$24,014	2%
Smelting, refining, freight	56	66	(15%)	108	108	-
By-product credits	(11)	(26)	(58%)	(32)	(49)	(35%)
General and administrative	1,933	1,583	22%	4,834	3,943	23%
Accretion	22	37	(41%)	51	79	(35%)
Development	4,171	3,425	22%	7,948	9,726	(18%)
Property, plant and equipment	573	354	62%	5,377	1,725	212%
Exploration	53	67	(21%)	615	136	352%
All-in sustaining costs	$19,595	$18,834	4%	$43,393	$39,682	9%

Divided by ounces sold	20,534	17,690	16%	37,860	28,555	33%
Total cash cost per ounce	$623	$753	(17%)	$647	$841	(23%)
AISC per ounce	$954	$1,065	(10%)	$1,146	$1,390	(18%)
CDN$ Exchange rate	1.2291	1.0902	13%	1.2349	1.0969	13%
Total cash cost per ounce (U.S.$)	$507	$691	(27%)	$524	$767	(32%)
AISC (U.S.$)	$776	$977	(21%)	$928	$1,267	(27%)

Other Financial Measures and Reconciliations

Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital

The Company uses Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital as a supplemental measure of its financial performance. The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Investors are cautioned these may not be comparable to similarly titled measures of other companies.

Calculation of Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital
	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

Net earnings (loss)	$10,245	$3,327	$15,367	$(1,784)
Adjustments for non-cash items:
Depreciation and depletion	4,743	6,644	8,614	12,237
Finance expense	110	129	228	1,050
Finance and other income	(243)	(307)	(500)	(513)
Loss on sale of assets	-	-	-	642
Loss (gain) on investments	425	-	425	(270)
Stock-based compensation	365	70	779	285
	$15,645	$9,863	$24,913	$11,647
Weighted Average shares outstanding (basic)	194,642	188,156	193,790	185,109
Weighted Average shares outstanding (diluted)	196,183	188,244	194,903	185,109
Per share cash flows from operating activities (basic and diluted)	$0.08	$0.05	$0.13	$0.06

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 21

Reconciliation Principal Balance Owing on Debt and Calculation of Net Debt

Pursuant to Company accounting policy, closing costs associated with the Company’s long-term debt are netted against the face value of the debt, thereby reducing the carrying value of the Term Loan on the Statement of Financial Position. These costs are amortized using the effective interest rate method over the life of the debt facility. A reconciliation of the amortized cost of the Company’s Term loan versus the principal balance owing, and a reconciliation of net debt, is outlined below.

Principal Balance of Debt and Net Debt
	Jun 30	Dec 31
	2015	2014

Term loan (amortized cost)	$19,959	$21,581
Add: Remaining closing costs to be amortized	841	1,019
Debt (principal balance owing)	$20,800	$22,600

Less: Cash and cash equivalents	16,788	11,172
Net debt	$4,012	$11,428

Disclosure Controls and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As at June 30, 2015, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators. This evaluation was carried out under the supervision and with the participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate Internal Control Over Financial Reporting (“ICFR”). ICFR, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that internal control over financial reporting was effective as at June 30, 2015

Changes in Internal Control Over Financial Reporting

During the three and six months ended June 30, 2015, there have been no significant changes made to the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 22

Limitations of Controls and Procedures

The Company’s Management, including the President and Chief Executive Officer and Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This annual report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as “forward-looking statements”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Claude Resources Inc.

Q2 2015 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 23

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled “Business Risk” in this MD&A. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this MD&A are made as of the date of this MD&A, being August 12, 2015 and, accordingly, are subject to change after such date. Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The forward-looking statements contained in this Management’s Discussion and Analysis are expressly qualified by these cautionary statements.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites. Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.